February 6, 2018

Kathleen H. Moriarty, Esq.
Chapman and Cutler LLP
1270 Avenue of the Americas, 30th Floor
New York, NY 10020-1708

          Re: Procure ETF Trust II, File Nos. 333-222463; 811- 23323

Dear Ms. Moriarty:

On January 8, 2018, Procure ETF Trust II ("Trust") filed a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). The
filing was made for the purpose of registering shares of two series of the
Trust: Procure Advanced Global
Warming ETF and Procure Space ETF (each, a "Fund" and collectively, the "Funds"). Our comments are set forth below. Where appropriate, please consider a comment made with respect to one Fund applicable to the other Fund and a comment made with respect to one section of the registration statement applicable to similar disclosure elsewhere in the registration statement. The captions used below correspond to the captions the Trust uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

REGISTRATION STATEMENT

1. Please advise us if you have submitted or expect to submit an exemptive application to allow the fund to operate as an exchange traded fund in connection with this registration statement. Please note that the staff is of the view that it would be inappropriate to accelerate the registration statement prior to such time as the applicant receives an order granting this exemptive relief.


PROSPECTUS--PROCURE ADVANCED GLOBAL WARMING ETF

Fees and Expenses

2. Since the fund is a new fund, as required by instruction 6(b) of Item 3 of Form N-1A, "Complete only the 1- and 3-year period portions of the Example."

Principal Investment Strategy

3. We note that the name of the Fund, Procure Advanced Global Warming ETF, is covered by Section
   35(d) of the 1940 Act and Rule 35d-1 thereunder (the "Names Rule"). Please adopt an 80% policy to

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          February 6, 2018
    invest in companies who economic fortunes are significantly tied to addressing global warming. In doing so, please specify the criteria that the Fund will use to determine whether a particular company's economic fortunes are significantly tied to the global warming industry. Also, explain to the staff the meaning of "advanced" in the name of the Fund. Further, the Names Rule requires that the Fund provide shareholders with at least 60 days' prior notice of any change in the 80% policy if the policy is not a fundamental policy under Section 8(b)(3) of the 1940 Act. Disclose that the Fund will provide shareholders with 60 days' prior written notice if it changes its policy to invest in companies suggested by its name or that such policy is fundamental and may not be changed without shareholder approval.

4. The prospectus contains very little information concerning how companies are selected for inclusion in the Index. Please add disclosure concerning the index component selection methodology. Please also provide the staff with a courtesy copy of the "white paper" or similar documentation that describes the detailed index methodology pursuant to Rule 418 under the Securities Act.

5. Describe the types of equity securities in which the Fund will invest, including the target market capitalization (we note that the prospectus includes risk factors on investing in small, medium, and large capitalization companies). Please also add related risk disclosure.

6. The last sentence in the first paragraph of this section states, "The companies eligible for the Index are derived from its starting universe, the publicly listed stocks in the G20 countries." Is this sentence intended to inform investors that the Index will invest in the securities of public companies located in countries that are members of the G20? If so, please clarify the disclosure by defining G20 countries and the criteria used to determine whether issuers are located in such countries (e.g., revenues, assets, principal exchange, etc.).

7. The second sentence in the second paragraph states, "The universe selection process limits the group of companies which are selected by the Index Committee on information that is available to the market and/or recognized by governments and the global community seeking to raise awareness of climate change and its impact on the Earth and global population." Disclose in detail the particular information that the Index Committee will take into consideration when selecting portfolio companies to be included in the Index. Also, explain the criteria that the Index Committee considers when determining whether a portfolio company has been "recognized by governments and the global community" in regard to "rais[ing] awareness of climate change and its impact on the Earth and global population." Finally, explain to us and disclose any discretion the Index Committee has with respect to the selection of the companies in the index.

8. According to the disclosure, the Index will be limited to a certain number of issuers. Also state that the Fund is non-diversified.

9. We note that "[t]he Fund has adopted a policy that requires the Fund to provide shareholders with at least 5 days' notice prior to any material change in this Fund's investment policy." This statement is inconsistent with Rule 35d-1(a)(2)(ii) of the 1940 Act, which requires that the Fund provide

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          February 6, 2018
    shareholders with at least 60 days' prior notice of any change in the 80% policy if the policy is not a fundamental policy under Section 8(b)(3) of the 1940 Act. Further, the statement is inconsistent with the disclosure presented on page 12 of the statutory prospectus. Please correct these inconsistencies.

10. In the fourth paragraph you state, "The Board of Trustees (the `Board') of Procure ETF Trust II (the
    `Trust') may change the Fund's investment strategy, index provider and other policies without shareholder approval, except as otherwise indicated as they are non-fundamental to the policies of the
    Trust." Will notice be provided to shareholders of these changes? If so, disclose how and when such notice will be provided.

11. The first and second sentences in the fifth paragraph of this section state, "The Fund generally will invest in the securities comprising the Index in proportion to their weightings in the Index. However, under various (emphasis added) circumstances, it may not be possible or practicable to purchase all the securities within the Index." Confirm to the staff that the securities purchased by the Fund outside of those included in the Index will not be used to effectuate leverage.

12. On page 2, the last sentence states "The Fund will concentrate its investments (i.e., invest 25% or more of its assets) in securities issued by companies whose principal business activities are in the same industry or group of industries to the extent the Index is so concentrated." If the Index is currently concentrated, identify the industry or group of industries in which the Fund will concentrate its investments and add related risk disclosure in the Principal Risk section of the prospectus. See, the
    "Industry Concentration Risk" disclosure on page 15, which describes sector risks associated with the financial, industrials, telecommunications and utilities sectors.

13. Please explain to the staff what is meant by the sentence, "The Index of the Fund is considered non-
    fundamental to the Fund and the Underlying Index may be changed by the Board of Trustees with notice to investors with no shareholder vote." Also, explain what the "Underlying Index" is, as this term has not been previously defined.

Principal Risks

14. Discuss the risk of investing in companies whose business is related to global warming or climate change (e.g., regulatory, environmental, etc.).

15. On page 20 the disclosure states, "If a Fund utilizes a sampling approach, or otherwise holds investments other than those which comprise the Underlying Index, its return may not correlate well with the return of its Underlying Index, as would be the case if it purchased all the securities in the
    Index with the same weightings as its Index." Please add management risk disclosure because the
    Fund may use a sampling approach to select securities in which to invest.

16. In regard to the Foreign Securities Risk disclosure, please disclose that, where all or a portion of the
    Fund's underlying securities trade in a market that is closed when the market in which the Fund's shares are listed and trading in that market is open, there may be changes between the last quote from

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          February 6, 2018
    its closed foreign market and the value of such security during the Fund's domestic trading day. In addition, please note that this could lead to differences between the market price of the Fund's shares and the underlying value of its shares.

17. Add, where appropriate in the registration statement, liquidity risk disclosure informing shareholders that, in stressed market conditions, the market for the Fund's shares may become less liquid in response to deteriorating liquidity in the markets for the Fund's underlying portfolio holdings. Please also note that this adverse effect on liquidity for the Fund's shares in turn could lead to differences between the market price of the Fund's shares and the underlying value of those shares. Further, if the screening process for the selection of securities requires a minimum trading volume, include this information in the disclosure.

Performance Information

18. This section states, "Historical information on the Index may be found on the Index website . . . ."
    Will back-tested performance for the Index be publicly available, including on the Index Provider's website? What disclosures will be on provided to inform investors that the information is back tested? Depending on your response, we may have additional comments.

Purchase and Sale of Fund Shares

19. If the Fund will purchase and redeem creation units primarily with cash, rather than through in-kind delivery of portfolio securities, disclose that this may cause the Fund to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had redeemed in-kind. In addition, please disclose that these costs could be imposed on the Fund, and thus decrease the Fund's net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

PROSPECTUS--PROCURE SPACE ETF

Principal Investment Strategy

20. We note that the name of the Fund, Procure Space ETF, is covered by the Names Rule. Please adopt an 80% policy to invest in companies who economic fortunes are significantly tied to addressing the space industry. In doing so, please specify the criteria that the Fund will use to determine whether a particular company's economic fortunes are significantly tied to such industry. For example, the
     Fund could specify that at least 80% of its assets will be invested in companies that either: (1) receive
     50% of their revenue or profits from the space industry; or (2) devote 50% of their assets to the space industry. Further, the Names Rule requires that the Fund provide shareholders with at least 60 days'
     prior notice of any change in the 80% policy if the policy is not a fundamental policy under Section
     8(b)(3) of the 1940 Act. Disclose that the Fund will provide shareholders with 60 days' prior written notice if it changes its policy to invest in companies suggested by its name or that such policy is fundamental and may not be changed without shareholder approval.

  Kathleen H. Moriarty, Esq.

          February 6, 2018

21. As disclosed in the statutory prospectus on page 12, please expressly state that the Fund intends to invest at least 80% of its net assets in the securities that comprise the Index. Also, confirm that the securities purchased by the Fund outside of those included in the Index will not be used to effectuate leverage.

22. Describe the types of securities in which the Fund will invest (e.g., equity securities, target market capitalization, fixed income securities, credit quality standard, and maturity strategy). Please also add related risk disclosure.

23. The prospectus contains very little information concerning how companies are selected for inclusion in the Index. Please add disclosure concerning the index component selection methodology. Please also provide the staff with a courtesy copy of the "white paper" or similar documentation that describes the detailed index methodology pursuant to Rule 418 under the Securities Act.

24. The first sentence in the second paragraph of this section states, "The S-Network Space Index
    (SPACE Index) tracks a portfolio of companies that derive substantial revenue from space-related activities." Please disclose the specific criteria used to determine whether a portfolio company's activities are "space-related." Please also disclose what percentage of revenue (e.g., 50%) is considered "substantial revenue."

25. The second sentence in the above-mentioned paragraph makes a similar statement, "The SPACE
    Index is designed to serve as an equity benchmark for globally traded stocks that are materially engaged in the space industry." Describe the specific criteria used to determine whether portfolio companies are "materially" engaged in the space industry. Also, for clarity, consider replacing the word "stocks" with "portfolio companies" in that sentence. We note that the fact that a company is merely "materially engaged" in the space industry would not be sufficient for the company to be counted by the Fund towards satisfying its 80% test under the Names Rule.

26. In the third paragraph of this section, you disclose that the Index is divided into two tranches. The first tranche consists of "non-diversified companies that derive the majority of their revenues from space-related activities" and the second tranche includes "diversified companies that play a significant role in the production of space technology and equipment." Disclose how diversification is measured for portfolio companies that are included in both tranches of the Index. Also disclose the specific criteria used to determine whether such companies "play a significant role in the production of space and technology equipment." Also confirm to us that the second tranche companies will not be counted by the Fund towards satisfying its 80% test under the Names
Rule.

27. Please disclose the target capitalization ranges for the portfolio companies in each tranche of the
    Index.

28. The second sentence of the third paragraph states, "Each tranche is capitalization weighted and weights are modified for free float and for percentage of space revenues." Explain how "free float"
    and the "percentage of space revenue" of portfolio companies impact the targeted capitalization

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         February 6, 2018
    weights of each tranche of the Index. Are "free float" and "percentage of space revenue" weighted equally for these purposes? Please clarify the disclosure in plain English to address these questions in detail. See, General Instruction B.4(c) to Form N-1A.

29. The first sentence in the second paragraph says, "The S-Network Space Index (SPACE Index) tracks a portfolio of companies that derive substantial revenue from space-related activities (emphasis added)." The last sentence of the third paragraph states, "The SPACE Index derives approximately
    75% of its revenues from the space industry." Does this sentence mean that each portfolio company comprising the Index derives 75% of its revenue from the space industry or does 75% represent something else? To avoid potential investor confusion, please clarify and harmonize the disclosure.

30. Consider moving the last three sentences of paragraph five from the summary to the statutory section of the prospectus or explain to the staff your rationale for including the disclosure in the Principal
    Investment Strategies section of the summary prospectus.

31. Please revise the disclosure to indicate whether there is any minimum or maximum number of component securities in the Index. If there is no minimum or maximum number, please add related risk disclosure.

Principal Risks

32. Add, where appropriate in the registration statement, liquidity risk disclosure informing shareholders that, in stressed market conditions, the market for the Fund's shares may become less liquid in response to deteriorating liquidity in the markets for the Fund's underlying portfolio holdings. Please also note that this adverse effect on liquidity for the Fund's shares in turn could lead to differences between the market price of the Fund's shares and the underlying value of those shares. Further, if the screening process for the selection of securities requires a minimum trading volume, include this information in the disclosure.

33. In regard to the Foreign Securities Risk disclosure, please disclose that, where all or a portion of the
    Fund's underlying securities trade in a market that is closed when the market in which the Fund's shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the Fund's domestic trading day. In addition, please note that this could lead to differences between the market price of the Fund's shares and the underlying value of its shares.

Performance Information

34. This section states, "Historical information on the SPACE Index may be found on the S-Network website . . . ." Will back-tested performance for the Index be publicly available, including on the
    Index Provider's website? What disclosures will be on provided to inform investors that the information is back tested? Depending on your response, we may have additional comments.

35. Please explain what entity is referenced by "S-Network" as this term has not been previously defined.

  Kathleen H. Moriarty, Esq.

          February 6, 2018

Purchase and Sale of Fund Shares

36. Disclose that purchases and redemptions of creation units primarily with cash, rather than through in-
    kind delivery of portfolio securities, may cause the Fund to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it redeemed in-kind. In addition, please disclose that these costs could be imposed on the Fund, and thus decrease the Fund's net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Overview

37. The last sentence of the first paragraph states, "The investment objective of each Fund is to replicate as closely as possible (emphasis added), before fees and expenses, the price and yield performance
    (before the Fund's fees and expenses) of a particular index (each, an "Underlying Index") developed by its respective Index Provider." This statement is inconsistent with the disclosure presented in the summary prospectus section of each Fund. See, "The Procure Advanced Global Warming ('AGW')
    ETF (the `Fund') seeks investment results that correspond generally (emphasis added) to the performance, before the Fund's fees and expenses, of an equity index called the [_________] Index
    (the 'Index'). . . . See also, "Procure Space ETF (the 'Fund') seeks investment results that correspond
    generally to the performance, before the Fund's fees and expenses, of an equity index called the S-
    Network Space Index ('SPACE')." Please reconcile these inconsistencies.

Descriptions of the Principal Investment Strategies of the Funds

38. The ninth paragraph of this section states, "Each of the Procure Advanced Global Warming ETF and the Procure Space ETF have also adopted a policy that it will, under normal circumstances, invest at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in securities that comprise its relevant Underlying Index." Identical information is disclosed in the fourth paragraph of this section.

Management-Investment Advisor

39. Per Item 10 (a)(1)(i) of Form N-1A, "[d]escribe the investment adviser's experience as an investment adviser."

40. Per Item 10(a)(1)(iii) of Form N-1A, provide "the period covered by the relevant annual or semi-
     annual report."

Expense Limitation Agreement

41. Please confirm that the exceptions to the expenses paid for by the Adviser are detailed in each Fund's
    Expense Limitation Agreement, which should be filed as an exhibit to the registration statement.

42. In this section the disclosure states, "The Advisor is permitted to recoup from a Fund previously waived fees or reimbursed expenses for five years from the fiscal year in which fees were waived or expenses reimbursed, as long as such recoupment does not cause such Fund's operating expenses to

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          February 6, 2018
    exceed the then applicable expense cap." Please note that generally the advisor is permitted to recoup waived fees or expenses within 3 years from the date of the waived expenses so long as the recoupment does not cause operating expenses to exceed the lesser of the operating expense limitation in place at the time of the waiver or the operating expense limitation currently in place.
    Because the waiver period exceeds 3 years, please confirm that each Fund has conducted a FAS 5 analysis and concluded that recoupment is not probable. In addition, confirm that the FAS 5 analysis has been provided to the auditor. Finally, disclose the terms and conditions of the recoupment in a footnote to the fee tables.

Other Service Providers

43. For each Fund's Index, please provide the staff with a list of proposed component securities.

Distribution and Service Plan

44. Please confirm that the Board does not expect to approve the imposition of any Rule 12b-1 fees during the first 12 months of operations.

Indicative Intra-Day Value

45. Please supplement the Indicative Intra-Day Value ("IIV") disclosure to specifically address (a) what the calculation includes and does not include (e.g., operating fees or other accruals), and (b) what types of values are used for underlying holdings (e.g., stale prices from closed foreign markets updated only for currency changes). Please disclose whether the Fund may use stale values under certain circumstances or some other element that might adversely affect the use of IIV as an indicator of current market value of Fund shares. If there are such circumstances, please consider noting that potential as a principal risk.

Fund Website and Disclosure of Portfolio Holdings

46. Per Item 9(d) of Form N-1A, "State that a description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available . .. . on the Fund's website, if applicable."

Privacy Policy

47. Disclosure in this section states, "The following notice does not constitute part of the Prospectus, nor is it incorporated into the Prospectus." Remove this disclaimer or delete the Privacy Policy section from the Prospectus.

Kathleen H. Moriarty, Esq.

       February 6, 2018

STATEMENT OF ADDITIONAL INFORMATION

Members of the Board and Officers of the Trust

48. The Chairman of the Board is an Interested Trustee and the Board has not appointed a Lead
    Independent Trustee at this time. Please disclose in greater detail why the Board believes that this leadership structure is appropriate given the specific characteristics or circumstances of the Funds.
    See Item 17(b) of Form N-1A.

GENERAL COMMENTS

49. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

50. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

51. We remind you that the Funds and their management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6769.


                                                         Sincerely,

                                                         /s/ Deborah L. O'Neal

                                                         Deborah L. O'Neal
                                                         Senior Counsel